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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

BIOTIME INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

09066L105

(Cusip Number)

Gary K. Duberstein, Esq.
Greenway Partners, L.P.
110 E. 59th Street, Suite 3203
New York, New York 10022
(212) 355-6800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09066L105			Page 2 of 15

1.	Name of Reporting Person: GREENBELT CORP.		I.R.S. Identification Nos. of above persons (entities only): 13-3791931

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 814,460

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 814,460

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 814,460

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.9%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 09066L105			Page 3 of 15

1.	Name of Reporting Person: GREENWAY PARTNERS, L.P.		I.R.S. Identification Nos. of above persons (entities only): 13-3714238

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 90,750

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 90,750

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 90,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 09066L105			Page 4 of 15

1.	Name of Reporting Person: GREENHOUSE PARTNERS, L.P.		I.R.S. Identification Nos. of above persons (entities only): 13-3793447

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 90,750

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 90,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 90,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 09066L105			Page 5 of 15

1.	Name of Reporting Person: GREENBROOK VALLEY LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 90,750

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 90,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 90,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 09066L105			Page 6 of 15

1.	Name of Reporting Person: GREENMINT LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 90,750

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 90,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 90,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 09066L105			Page 7 of 15

1.	Name of Reporting Person: ALFRED D. KINGSLEY		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,339,477

		8.	Shared Voting Power: 905,210

		9.	Sole Dispositive Power: 2,339,477

		10.	Shared Dispositive Power: 905,210

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,244,687

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 09066L105			Page 8 of 15

1.	Name of Reporting Person: GARY K. DUBERSTEIN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 10,895

		8.	Shared Voting Power: 905,210

		9.	Sole Dispositive Power: 10,895

		10.	Shared Dispositive Power: 905,210

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 916,105

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.7%

14.	Type of Reporting Person (See Instructions): IN

This Amendment No. 12 (“Amendment No. 12”) amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, Amendment No. 5, dated August 31, 2001, Amendment No. 6, dated April 1, 2002, Amendment No. 7 dated April 17, 2002, Amendment No. 8 dated May 31, 2002, Amendment No. 9 dated July 3, 2002, Amendment No. 10 dated December 3, 2002,and Amendment No. 12 dated April 25, 2003 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of Greenbelt Corp. (“Greenbelt”), Greenway Partners, L.P. (“Greenway”), Greenhouse Partners, L.P. (“Greenhouse”), Greenbrook Valley LLC (“Greenbrook”), Greenmint LLC (“Greenmint”), Alfred D. Kingsley and Gary K. Duberstein (collectively, the “Reporting Persons”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information presented in response to item 6 is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION

     The information presented in response to Item 6 is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  As of September 30, 2003, the Reporting Persons beneficially owned in the aggregate 3,255,582 Shares constituting 23% of the outstanding Shares. Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, (i) such aggregate number includes 310,769 shares that Mr. Kingsley may acquire upon the exercise of previously reported warrants owned by Mr. Kingsley (the “Kingsley Warrant Shares”), and (ii) 40,000 Shares (the “Greenbelt Consulting Shares”) earned from March 31, 2003 through September 30, 2003, but not issuable until January 2, 2004, under the “2003 Consulting Agreement” as hereinafter defined. The percentage of Shares beneficially owned by the Reporting Persons is determined based upon an aggregate of 14,145,717 Shares outstanding consisting of (a) the 13,654,949 Shares outstanding on August 14, 2003, based upon the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, (b) the 310,769 Kingsley Warrant Shares, (c) 40,000 Greenbelt Consulting Shares issuable on January 2, 2004, and (d) 139,999 PIK Warrant Shares. The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table. In such table, pursuant to Rule 13d-3, the Greenbelt Consulting Shares are deemed outstanding for determining the percentage ownership of Shares by Greenbelt. The Kingsley Warrant Shares, and 139,999 PIK Warrant Shares are deemed outstanding for determining the percentage ownership of Shares by Mr. Kingsley, who is the direct beneficial owner thereof.

		Approximate Percentage
Name	Number of Shares	of Outstanding Shares

Greenbelt	814,460	5.9%
Greenway	90,750	0.7%
Kingsley	2,339,477	16.6%
Duberstein	10,895	0.1%

     Greenbelt has direct beneficial ownership of 814,460 Shares, including the Greenbelt Consulting Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Shares that Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

     Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, and Greenbrook and Greenmint, through their ability to control Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein, and Greenbrook and Greenmint, disclaims beneficial ownership of such Shares for all other purposes.

     (b)  Greenbelt has the sole power to vote or direct the vote of 814,460 Shares, including the 40,000 Greenbelt Consulting Shares when issued, and the sole power to dispose or direct the disposition of such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

     Greenway has the sole power to vote or direct the vote of 90,750 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse, Greenbrook, Greenmint and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

     If Mr. Kingsley were to exercise in full the warrants he holds, which are all presently exercisable, he would have the sole power to vote or direct the vote of 2,339,477 Shares and the sole power to dispose or direct the disposition of such Shares.

     Mr. Duberstein has the sole power to vote or direct the vote of 10,895 Shares and the sole power to dispose or direct the disposition of such Shares.

     (c)  Information concerning transactions in the Shares by the Reporting Persons since the filing of Amendment No. 11 is set forth in Item 6.

     (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On October 3, 2003, the Company filed a registration statement on Form S-3 to register 13,654,949 subscription rights (“Rights”) that the Company plans to distribute to its shareholders. The Company’s shareholders will receive one Right for each share owned, and the Rights will entitle the holders to purchase one “Unit” for every eight Rights owned (the “Rights Offer”). Each Unit will consist of one new common share and one-half of a warrant to purchase an additional common share. The subscription price for the Units is $1.40 per Unit. Each full warrant will entitle the holder to purchase one common share for $2.00 per share.

     The warrants will expire in three years. The Company may redeem the warrants by paying $.05 per warrant if the closing price of the common shares exceeds 200% of the exercise price of the warrants for any 20 consecutive trading days, subject to certain restrictions.

     Shareholders who fully exercise their rights will also be entitled to the additional privilege of purchasing, subject to certain limitations and allocation, any Units not acquired by holders of Rights who allow their Rights to expire unexercised. In addition, if the Rights offer is over-subscribed, up to 853,434 additional Units may be allocated and sold to shareholders who exercise the over-subscription privilege.

     The Rights will be listed for trading on the American Stock Exchange (the “AMEX”) where the Company’s common shares are traded. The Company has filed an application to list the warrants on the AMEX as well.

     A group of private investors (the “Guarantors”) and holders of $1,500,000 in principal amount of BioTime Series 2001-A debentures (the “Participating Debenture Holders”) have agreed to purchase Units that remain unsold at the conclusion of the Rights offer, excluding Units that the Company has authorized to issue to fill over-subscriptions, and subject to maximum purchase commitment of $2,250,000. The Participating Debenture Holders will purchase their portion of any unsold Units by exchanging a principal amount Series 2001-A debentures (the “Debentures”) equal to the purchase price of the Units. The Debentures were privately placed and are not publicly traded.

     Alfred D. Kingsley is a Guarantor and a Participating Debenture Holder. Mr. Kingsley’s purchase commitment under the Standby Purchase Agreement as a Guarantor is $187,500, payable in cash, and his purchase commitment as a Participating Debenture Holder is $789,474, payable in Debentures. Mr. Kingsley owns $1,500,000 of the $3,350,000 of Debentures outstanding.

     In addition to the Units that may be issued through the exercise of the Rights and Units that may be sold to fill excess over-subscriptions, the Company will offer to sell up to an additional 428,571 Units at the subscription price directly to the Guarantors and their designees. The Guarantors will not be obligated to purchase any of these additional Units. Each Guarantor will have the right to purchase his prorata portion of these Units based upon the ratio of his purchase commitment in the Rights Offer to the purchase commitments of the other Guarantors under the Standby Purchase Agreement. Mr. Kingsley will have the right to purchase 107,142 of these Units. Each Guarantor may purchase any Units not purchased by other Guarantors or their designees, subject to proration among the Guarantors who desire to purchase such Units.

     The Company is also offering all holders of its Debentures the opportunity to exchange up to $1,500,000 of those Debentures for Units at the subscription price per Unit. The Participating Debenture Holders will have priority over other Debenture holders in exchanging their Debentures for these Units.

     The Participating Debenture Holders have agreed to exchange $1,500,000 of their Debentures for Units, if the Rights offer is over-subscribed so that BioTime issues all of the Units reserved to fill excess over-subscriptions, and if the Guarantors purchase all 428,571 additional Units offered to them. The Company has agreed that if this occurs, it will prepay the remaining outstanding principal balance of Debentures ($1,850,000) plus accrued interest.

     Based on his ownership of $1,500,000 of Debentures, and his priority as a Participating Debenture Holder, Mr. Kingsley would be entitled to acquire 563,910 Units (563,910 common shares and 281,955 warrants) in exchange for $789,474 of his Debentures if all of the Participating Debenture Holders are required to exchange, or if all of the Participating Debenture Holders or all of the Debenture holders elect to exchange, their Debentures for Units. It will be possible for Mr. Kingsley to acquire more Units if the Participating Debenture Holders are not required to exchange their Debentures for Units and if they (other than Mr. Kingsley) and the other Debenture holders do not elect to voluntarily exchange their full pro rata share of Debentures for Units in the exchange offer. Mr. Kingsley has not determined the amount of his Debentures that he will voluntarily exchange for Units.

     Under the Standby Purchase Agreement, the Company has agreed to pay the Guarantors a cash fee of $50,000 and to issue them warrants to purchase 250,000 common shares, and has agreed to pay the Participating Debenture Holders a cash fee of $100,000 and to issue them 500,000 warrants as consideration for their agreement to purchase unsold Units in the Rights Offer. The warrants will be exercisable at $2.00 per share and are identical to those that will be issued in the Rights Offer. The cash fees and warrants will be allocated among the Guarantors and the Participating Debenture Holders pro rata according to their respective purchase commitments. Mr. Kingsley would receive total cash fees of $65,131.60 and warrants to purchase 263,158 shares. The Company has agreed to keep the registration statement in effect to permit the Guarantors and Participating Debenture Holders to sell their shares and warrants and to exercise their warrants and sell the common shares issued upon such exercise.

     The Reporting Persons will receive one Right per share in the Rights Offer, on the same terms as other shareholders of the Company.

     Each Reporting Person may exercise or sell their Rights, in whole or in part, or may allow some or all of their Rights to expire unexercised. Each Reporting Person may hold for investment purposes any common shares and warrants they may acquire through the exercise of Rights or, in the case of Mr. Kingsley, under the Standby Purchase Agreement, or they may sell common shares and warrants from time to time on the AMEX at prevailing market prices, or at prices related to the prevailing market price, or in privately negotiated transactions. They also may sell common shares in connection with the exercise of their warrants or they may hold those shares for investment purposes and sell them at a later date.

     The Company has not yet set a record date for determining shareholders entitled to receive the Rights. The distribution of the Rights and commencement of the Rights Offer will not occur until the Registration Statement becomes effective. The expiration date of the Rights and the warrants will not be set until the distribution date of the Rights has been determined. The Company reserves the right to cancel, terminate or amend the Rights Offer at any time before subscriptions are accepted. If the Company cancels or terminates the Rights Offer, Mr. Kingsley and the other Guarantors and Participating Debenture Holders will not be entitled to receive cash fees and warrants, or to purchase Units, or to exchange Debentures for Units, pursuant to the Standby Purchase Agreement.

     The above description of the Rights Offer, the Rights, and the warrants is a summary only, is based upon information contained in the Registration Statement on Form S-2 filed by the Company, and is qualified in all respects by the full content of the Registration Statement, including the prospectus included therein and the exhibits filed therewith.

On October 8, 2003, Greenbelt signed a letter agreement with the Company further extending and modifying their Consulting Agreement (the “2003 Consulting Agreement”) setting forth the terms pursuant to which Greenbelt will act as a financial adviser to the Company for the period April 1, 2003 through March 31, 2004, unless sooner terminated. The 2003 Consulting Agreement provides for the payment by the Company to Greenbelt for its financial advisory services of certain cash consideration and the issuance of 80,000 Shares over the term of the agreement. A copy of the 2003 Consulting Agreement is attached hereto as Exhibit 26 and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following Exhibits are filed herewith:

DESCRIPTION

22.	Standby Purchase Agreement dated October 2, 2003 between BioTime, Inc. and Alfred D. Kingsley, and certain other persons named as Guarantors and Participating Debenture Holders therein. (Incorporated by reference to Exhibit 10.19 of BioTime’s Registration Statement on Form S-3 No. 333-109442 filed with the Securities and Exchange Commission October 3, 2003)

23.	Form of Subscription Right Certificate. (Incorporated by reference to Exhibit 4.2 of BioTime’s Registration Statement on Form S-3 No. 333-109442 filed with the Securities and Exchange Commission October 3, 2003)

24	Form of Warrant Agreement (Incorporated by reference to Exhibit 4.3 of BioTime’s Registration Statement on Form S-3 No. 333-109442 filed with the Securities and Exchange Commission October 3, 2003)

25	Form of Warrant Agreement (Incorporated by reference to Exhibit 4.4 of BioTime’s Registration Statement on Form S-3 No. 333-109442 filed with the Securities and Exchange Commission October 3, 2003)

26	2003 Consulting Agreement, dated October 8, 2003, between BioTime, Inc. and Greenbelt Corp.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: October 8, 2003

GREENHOUSE PARTNERS, L.P		GREENMINT LLC
By:	Greenmint LLC,
	its general partner	By:	/s/Gary K. Duberstein

Gary K. Duberstein,
By:	/s/Gary K. Duberstein		Member

Gary K. Duberstein,
	Member	GREENBROOK VALLEY LLC
		By:	/s/Alfred D. Kingsley

GREENWAY PARTNERS, L.P.			Alfred D. Kingsley
By:	Greenhouse Partners, L.P.,		Member
its general partner

By:	Greenmint LLC, its general partner
By:	/s/Gary K. Duberstein

Gary K. Duberstein, Member

GREENBELT CORP.
By:	/s/Alfred D. Kingsley

Alfred D. Kingsley,
President

/s/Alfred D. Kingsley

Alfred D. Kingsley

/s/Gary K. Duberstein

Gary K. Duberstein

EXHIBIT INDEX

DESCRIPTION

22	Standby Purchase Agreement dated October 2, 2003 between BioTime, Inc. and Alfred D. Kingsley and certain other persons named as Guarantors and Participating Debenture Holders therein. (Incorporated by reference to Exhibit 10.19 of BioTime’s Registration Statement on Form S-3 No. 333-109442 filed with the Securities and Exchange Commission October 3, 2003)

23	Form of Subscription Right Certificate. (Incorporated by reference to Exhibit 4.2 of BioTime’s Registration Statement on Form S-3 No. 333-109442 filed with the Securities and Exchange Commission October 3, 2003)

24	Form of Warrant Agreement (Incorporated by reference to Exhibit 4.3 of BioTime’s Registration Statement on Form S-3 No. 333-109442 filed with the Securities and Exchange Commission October 3, 2003)

25	Form of Warrant Agreement (Incorporated by reference to Exhibit 4.4 of BioTime’s Registration Statement on Form S-3 No. 333-109442 filed with the Securities and Exchange Commission October 3, 2003)

26	2003 Consulting Agreement, dated October 8, 2003, between BioTime, Inc. and Greenbelt Corp.